Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	3Q 2005		3Q 2004		YTD 2005		YTD 2004
Income from continuing operations	$10,523		$9,764		$29,376		$30,253
Additions:
Fixed charges
Interest expense	9,798		8,760		27,668		25,949
Capitalized interest	289		156		729		488

	10,087		8,916		28,397		26,437
Deductions:
Capitalized interest	(289)		(156)		(729)		(488)

Adjusted earnings	$20,321		$18,524		$57,044		$56,202

Fixed Charges (from above)	$10,087		$8,916		$28,397		$26,437
Ratio of Earnings to Fixed Charges	2.01	x	2.08	x	2.01	x	2.13	x